Exhibit 99.2

Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

September 25, 2006	Release 25-06

EUROZINC MAILS INFORMATION CIRCULAR DETAILING

BENEFITS OF MERGER WITH LUNDIN MINING

Vancouver, British Columbia—EuroZinc Mining Corporation today mailed to its shareholders an information circular and proxy statement (the “Information Circular”), detailing the benefits of its proposed merger with Lundin Mining Corporation (TSX:LUN, OMX:LUMI). The proposed merger was announced on August 21, 2006 and will create a premier, diversified copper and zinc producer with a market capitalization of approximately CDN$2.7 billion.

“The increased scale, resources and capabilities of the combined company will position us to deliver significant long-term value to shareholders,” said Colin K. Benner, Vice-Chairman and Chief Executive Officer of EuroZinc. “Together, we will have access to capital, projects, acquisition opportunities and people that would otherwise be beyond our reach.”

The combined company will have four profitable operating mines in Portugal, Sweden and Ireland, plus a fifth mine, Aljustrel in Portugal, scheduled to commence production in the second half of 2007, as well as a strong balance sheet and an extensive portfolio of exploration and development opportunities.

EuroZinc has scheduled a special meeting of shareholders to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Thursday, October 19, 2006 at 2:00 p.m. (Vancouver time). Shareholders will be asked to consider and approve a proposed Plan of Arrangement involving EuroZinc and Lundin Mining.

As previously disclosed, the Arrangement will result in shareholders exchanging their EuroZinc Shares and acquiring, in respect of each EuroZinc Share held, 0.0952 of a common share of Lundin and Cdn$0.0001 in cash.

Shareholders are encouraged to read the entire Information Circular and to contact our information agent and proxy solicitor, Innisfree M&A Incorporated at 1-877-687-1873, or consult with financial, tax or other professional advisors if additional information is required.

The Information Circular contains the written opinion of EuroZinc’s financial advisor, National Bank Financial Inc., that the consideration offered in the transaction is fair from a financial point of view to EuroZinc shareholders. The Board of Directors of EuroZinc, following consultation with its advisors and consideration of the fairness opinion of National Bank Financial Inc., has determined that the proposed transaction is in the best interests of EuroZinc and fair to EuroZinc shareholders. The Board of Directors recommends that EuroZinc shareholders vote to approve the transaction.

Copies of the information circular are available at www.sedar.com, or on the company’s website at www.eurozinc.com.

EuroZinc Mining Corporation is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally.

For further information please contact:

Colin K. Benner	AJ Ali	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President	Investor Relations Manager
(604) 681-1337	(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

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EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com